Exhibit (e)(2)
EXCERPTS FROM DEFINITIVE PROXY STATEMENT DATED DECEMBER 4, 2006,
(FILED WITH THE SEC ON DECEMBER 4, 2006)
AS SUPPLEMENTED DECEMBER 15, 2006
RELATING TO THE SPECIAL MEETING OF SHAREHOLDERS TO CONSIDER
APPLICA’S PROPOSED MERGER WITH HARBINGER CAPITAL PARTNERS
INTERESTS OF OUR DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
     In considering the recommendation of the board to vote in favor of the adoption of the merger agreement, our shareholders should be aware that members of the board of directors and certain of our executive officers have interests in the merger that are different from, or are in addition to, the interests of Applica shareholders generally and that may create potential conflicts of interest. During its deliberations in determining to recommend to its shareholders that they vote in favor of the merger proposal, the board was aware of these interests.
     Treatment of Stock Options
     As of the record date, there were 761,000 shares of our common stock subject to outstanding stock options granted under our equity incentive plans to our current executive officers and directors with a per share exercise price of less than $6.00. As of the effective time of the merger, all options to acquire Applica common stock outstanding immediately prior to the effective time of the merger, whether or not then exercisable or vested, shall become:
•	fully exercisable and vested; and

•	shall be cancelled, retired and extinguished and shall no longer be outstanding following the effective time of the merger.
     In the merger, each director and executive officer holding stock options that have an exercise price of less than $6.00 per share will receive an amount in cash, without interest, less any required withholding taxes, equal to the excess of $6.00 over the applicable per share exercise price for each stock option held, multiplied by the aggregate number of shares of our common stock into which the applicable stock option was exercisable immediately prior to the effective time of the merger. Options with a per share exercise price equal to or in excess of $6.00 will be terminated and cancelled without any consideration therefor if not exercised prior to the effective time of the merger.

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     The following table summarizes the outstanding vested and unvested options held by our executive officers and directors as of the record date, and the consideration that each of them will receive pursuant to the merger agreement in connection with the cancellation of their options:

	No. of Shares	Weighted Average
	Underlying	Exercise Price of
	In-The-Money Vested	In-The-Money Vested
	and Unvested	and Unvested	Resulting
Name	Options	Options	Consideration
Susan J. Ganz	3,000	$3.48	$7,560

Leonard Glazer	3,000	$3.48	$7,560

Ware H. Grove	3,000	$3.48	$7,560

Brian Guptill	40,000	$4.575	$57,000

J. Maurice Hopkins	3,000	$3.48	$7,560

Thomas J. Kane	3,000	$3.48	$7,560

Christopher B. Madison	—	—	—

Terry L. Polistina	150,000	$4.553	$217,050

Jerald I. Rosen	3,000	$3.48	$7,560

Harry D. Schulman	550,000	$4.227	$975,150

Paul K. Sugrue	3,000	$3.48	$7,560
Existing Employment Agreements and Severance Arrangements with Our Executive Officers
     Harry D. Schulman. Effective May 1, 2004, we entered into an employment agreement with Harry D. Schulman, our Chairman, President and Chief Executive Officer. If there is a change of control and Mr. Schulman’s employment is terminated within 18 months of the date of the change of control, by us other than for cause, death, disability, or by Mr. Schulman for good reason (as defined below), then he will be entitled to receive a lump sum payment equal to 2.5 times his severance base (as defined below), plus any base salary and incentive bonus which has been accrued but not yet paid as of the effective date of termination, as well as reimbursement for all business expenses incurred before the termination date which have not yet been reimbursed. In the event that Mr. Schulman is terminated by us for cause (as defined in the employment agreement), or he terminates his employment without good reason, he will be entitled only to receive any base salary and incentive bonus which has been accrued but not yet

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paid as of the effective date of termination and reimbursement for all business expenses incurred before the termination date which have not yet been reimbursed. The term “severance base” is defined in the employment agreement as the sum of (1) Mr. Schulman’s base salary, plus (2) the higher of:
•	the target-level incentive bonus (which is 100% of his base salary) for the year during which the termination occurs; and

•	the average of the incentive bonuses paid to Mr. Schulman for the three years immediately preceding the year in which the termination occurs.
     Pursuant to his employment agreement, subject to certain limitations, if any portion of the change of control payment made to Mr. Schulman is subject to an excise tax pursuant to Section 4999 of the Internal Revenue Code, we must also make a payment to him on an after-tax basis in an amount equal to the excise tax imposed. However, if the so-called “golden parachute” payment does not exceed 115% of the “safe harbor” (defined as 2.99 times Mr. Schulman’s “base amount,” within the meaning of Section 280G(b)(3) of the Internal Revenue Code), then the payment will be cut back to the safe harbor amount. If the merger occurred on the date of this proxy statement and Mr. Schulman was immediately terminated by us without cause, he would be entitled to receive an excise tax gross-up payment of approximately $1.3 million.
     For purposes of Mr. Schulman’s employment agreement, “good reason” means the occurrence of any of the following events:
•	a reduction in his base salary or incentive bonus opportunity or a material reduction of any other type of compensation or benefit which is not cured by us within ten days following written notice by Mr. Schulman;

•	Mr. Schulman no longer reports directly to the board;

•	Mr. Schulman fails to be elected or appointed (or reelected or reappointed) to the position of President and Chief Executive Officer of Applica;

•	a material diminution of Mr. Schulman’s duties or responsibilities which is not cured by us within ten days following written notice by Mr. Schulman;

•	a material breach of the employment agreement by us without the express written consent of Mr. Schulman which is not cured within ten days following written notice delivered by Mr. Schulman; or

•	Mr. Schulman’s services are required to be performed primarily at a location other than our corporate headquarters.
     On October 31, 2006, we delivered a written notice to Mr. Schulman of non-renewal pursuant to his employment agreement. Accordingly, the employment agreement will terminate and expire on May 1, 2007 in accordance with its terms. While no agreements, arrangements or

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understandings have been entered into, Mr. Schulman has engaged in discussions with Harbinger about a possible voluntary resignation and severance arrangement with Applica prior to the termination of his employment agreement.
     Terry L. Polistina and Brian S. Guptill. On May 1, 2005, we entered into substantially similar employment agreements with each of Terry L. Polistina, our Chief Operating Officer and Chief Financial Officer, and Brian S. Guptill, our Senior Vice President of Engineering. We refer to each of them as an executive. If there is a change of control and the executive’s employment is terminated within 12 months following the date of the change of control by us other than for cause (as defined in the employment agreement), death or disability or by the executive for good reason (as defined below), then the executive will be entitled to receive a lump sum payment equal to 1.5 times his severance base, plus any base salary and incentive bonus which has been accrued but not yet paid as of the effective date of termination and reimbursement for all business expenses incurred before the termination date which have not yet been reimbursed. In the event that the executive is terminated by us for cause, or he terminates his employment without good reason, he will be entitled only to receive any base salary and incentive bonus which has been accrued but not yet paid as of the effective date of termination and reimbursement for all business expenses incurred before the termination date which have not yet been reimbursed. The term “severance base” is defined in the employment agreement as the sum of (1) the executive’s base salary, plus (2) the higher of:
•	the target-level incentive bonus (which is 50% of the executive’s base salary) for the year during which the termination occurs; and

•	the average of the incentive bonuses paid to the executive for the three years immediately preceding the year in which the termination occurs.
     “Good reason” is defined in the employment agreements to mean a material breach of the employment agreement by us, without the executive’s express written consent, for any reason other than cause (as defined in the employment agreement) or the executive’s death or disability, which we do not cure within ten days following written notice by the executive. The employment agreements for Messrs. Polistina and Guptill were amended as of April 19, 2006 to provide that the executive will also have “good reason” if he is required to perform his services primarily at a location outside a fifty mile radius from Miramar, Florida.
     Executive Change of Control Severance Plan. Effective April 19, 2006, our board adopted the Executive Change of Control Severance Plan, which covers four employees including Messrs. Schulman, Polistina and Guptill. Under the severance plan, in the event of a change of control before May 1, 2007, each of the covered executives is entitled to continuation of the payment of his base salary for 18 months if employment is terminated within 18 months after the change of control for reasons other than cause (as defined in the employment agreement), death or disability or if executive terminates for “good reason,” as defined in the executive’s employment agreement. Payments under the severance plan will be made in monthly installments starting on the later of the executive’s termination date and execution of a release, or if the executive is a “specified employee” and benefits are subject to Section 409A of the Internal Revenue Code six months after termination of employment. The amount of severance payable under the severance

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plan will be reduced by any severance amounts paid under the executive’s employment agreement. In addition, the severance plan provides for the continued coverage of the executive and his eligible dependents under our medical plan for 18 months after the date of termination of employment in the event of a termination entitling the executive to severance.
     The following table lists the estimated value of the aggregate cash severance payment to which each of Messrs. Schulman, Polistina and Guptill would be entitled under his employment agreement and the severance plan if his employment was terminated following the merger under circumstances entitling him to severance. The following table reflects the cash payments that would be payable based on compensation rates in effect on record date, and if the merger was completed on or before December 31, 2006(which amounts may change if the merger is completed on a later date).

Name	Cash
Severance
Payment

Harry D. Schulman	$3,500,120

Terry L. Polistina	$708,786

Brian S. Guptill	$573,768
Other Interests of Our Directors and Executive Officers in the Merger
     Repayment of Debt. Certain of our indebtedness will be repaid in connection with the merger, including our 10% notes, $110,000 principal amount of which are owned by one of our executive officers.
     Mast Capital Management. Christopher B. Madison, a member of our board of directors, is a principal of Mast Capital Management, LLC, a Boston-based investment management company. A fund managed by Mast made a $20 million secured term loan to us in October 2005, which will be repaid in connection with the merger. In connection with the repayment of the term loan, after June 30, 2006 we are required to pay an exit fee that increases on a periodic basis from 1% to 4% of the principal amount of the loan.
     Directors’ and Officers’ Indemnification and Insurance
     The merger agreement provides that in the event of any threatened or actual action, whether civil or administrative, including any such action in which any present or former director of Applica or any of its subsidiaries is, or is threatened to be, made a party based whole or in part, or arising in whole or in part out of, pertaining in whole or in part to, any action or failure to take action by any such person in such capacity taken prior to the effective time of the merger, the surviving corporation will, from and after the effective time of the merger, indemnify, defend

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and hold harmless, as and to the fullest extent permitted or required by applicable law in effect on the date of the merger agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any such claim, suit, proceeding or investigation by such person), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim action, subject to the surviving corporation receiving an undertaking by such indemnified person to repay such legal and other fees and expenses paid in advance if it is ultimately determined that such indemnified person is not entitled to indemnification under applicable law (except that the surviving corporation will not be liable for any settlement effected without the surviving corporation’s prior written consent (which may not be unreasonably delayed or withheld) and will not be obligated to pay the fees and expenses of more than one counsel for all indemnified persons in any jurisdiction with respect to any single such action, except to the extent that two or more of such indemnified persons have conflicting interests in the outcome of such claim, action, suit, proceeding or investigation).
     The merger agreement also provides that the surviving corporation will either:
•	maintain in effect for a period of six years after the effective time of the merger, if available, the current policies of directors’ and officers’ liability insurance maintained by us (provided that the surviving corporation may substitute these policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous to our officers and directors); or

•	obtain as of the effective time of the merger “tail” insurance policies with a claims period of six years from the effective time of the merger with at least the same coverage and amounts and containing terms and conditions which are no less advantageous to our directors and officers, in each case, with respect to claims arising out of or relating to events which occurred before or at the effective time of the merger;
provided, however, that in no event will the surviving corporation be required to expend an annual premium for such coverage in excess of 250% of the last annual premium paid by us for such insurance before July 23, 2006.
     Employee Benefit Plans
     Pursuant to the merger agreement, certain of our employee benefit plans, which are applicable to all employees, will remain in place in accordance with their terms.
CONSIDERATION TO BE RECEIVED IN THE MERGER
     Common Stock. At the effective time, each share of our common stock issued and outstanding immediately prior to the effective time of the merger will automatically be cancelled and will cease to exist and will be converted into the right to receive $6.00 in cash, without interest, other than shares of our common stock owned by Applica, Buyer (or any of its stockholders), Merger Co or any direct or indirect wholly owned subsidiary of Applica, Buyer or Merger Co (other than, in any such case, trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties), which shares will be cancelled without conversion or payment.

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     After the effective time of the merger, each of our stock certificates representing shares of our outstanding common stock converted in the merger will represent only the right to receive the merger consideration of $6.00 in cash per share, without interest. The merger consideration paid upon surrender of each certificate will be paid in full satisfaction of all rights pertaining to the shares of our common stock represented by that certificate.
     Stock Options. As of the effective time of the merger, each option to acquire Applica common stock outstanding immediately prior to the effective time of the merger, whether or not then exercisable or vested, will become:
•	fully vested and immediately exercisable; and

•	will be cancelled, retired and extinguished and will no longer be outstanding following the effective time of the merger.
     In the merger, each holder of Applica stock options will receive an amount in cash, without interest, less any required withholding taxes, equal to the excess, if any, of $6.00 over the applicable per share exercise or purchase price for each stock option held, multiplied by the aggregate number of shares of Applica common stock into which the applicable stock option was exercisable immediately prior to the effective time of the merger.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     The following table shows the number of shares of our common stock beneficially owned by our directors, executive officers and all of the directors and executive officers of Applica as a group.
     All information is as of the record date for the special meeting. Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares. The address of each of the beneficial owners identified below is c/o Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027-2467.

	Amount and Nature of
	Common Stock
	Beneficially Owned (1)
Directors and Executive Officers	No. of Shares	Percent
Susan J. Ganz	94,800 (2)	*

Leonard Glazer	16,052 (3)	*

Ware H. Grove	6,500 (4)	*

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	Amount and Nature of
	Common Stock
	Beneficially Owned (1)
Directors and Executive Officers	No. of Shares		Percent
Brian Guptill	67,167	(5)	*

J. Maurice Hopkins	21,500	(6)	*

Thomas J. Kane	32,769	(7)	*

Christopher B. Madison	2,328,200	(8)	9.3%

Terry Polistina	165,545	(9)	*

Jerald I. Rosen	52,416	(10)	*

Harry D. Schulman	581,453	(11)	2.3%

Paul K. Sugrue	11,160	(12)	*

All directors and executive officers as a
group (11 persons)	3,377,652		13.2%

*	Less than 1%.

(1)	Includes options to acquire shares of Applica common stock that are exercisable within 60 days of the record date for the Applica special meeting.

(2)	Includes options to purchase 15,000 shares of Applica common stock and 79,500 shares of Applica common stock owned by Capico, Inc., a private corporation in which Ms. Ganz holds an equity interest. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(3)	Includes options to purchase 13,500 shares of Applica common stock. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(4)	Includes options to purchase 1,500 shares of Applica common stock. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(5)	Includes options to purchase 41,167 shares of Applica common stock. Does not include options to purchase 8,333 shares of Applica common stock exercisable in September 2007.

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(6)	Includes options to purchase 10,500 shares of Applica common stock. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(7)	Includes options to purchase 15,000 shares of Applica common stock. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(8)	These shares are held by a fund managed by Mast Capital Management, LLC, of which Mr. Madison is a manager and had, by virtue of such position, shared authority to vote and dispose of such shares with David J. Steinberg, the other manager of Mast Capital Management.

(9)	Includes 26,078 shares of Applica common stock held in a 401(k) profit sharing plan and options to purchase 116,667 shares of Applica common stock. Does not include options to purchase 33,333 shares of Applica common stock exercisable in September 2007.

(10)	Includes options to purchase 15,000 shares of Applica common stock and 1,565 shares of Applica common stock owned by Mr. Rosen’s wife. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

(11)	Includes options to purchase 386,333 shares of Applica common stock and 33,326 shares of Applica common stock held in Applica’s 401(k) profit sharing plan. Does not include options to purchase 166,667 shares of Applica common stock exercisable in October 2007.

(12)	Includes options to purchase 9,000 shares of Applica common stock. Does not include options to purchase 1,500 shares of Applica common stock exercisable in June 2007.

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     Except as set forth below, we know of no single person or group that is the beneficial owner of more than 5% of our common stock.

	Amount and Nature of
	Common Stock
	Beneficially Owned
Name and Address	No. of Shares		Percent
Harbinger Capital Partners Master Fund I, Ltd.	9,830,800	(1)	39.3%

Harbinger Capital Partners Special Situations Fund, L.P. c/o 555 Madison Avenue New York, New York 10022 Mast Capital Management, LLC	2,328,200	(2)	9.3%

Mast Credit Opportunities I Master Fund, Ltd. 535 Boylston Street, Suite 1101 Boston, Massachusetts 02116

Dimensional Fund Advisors Inc.	2,082,872	(3)	8.3%
1299 Ocean Avenue, 11th Floor
Santa Monica, California 90401

Weiss, Peck & Greer Investments	1,375,640	(4)	5.5%
a division of Robeco USA, L.L.C. 909 Third Avenue, 32nd Floor New York, New York 10022

(1)	As reported to Applica and as set forth in the shareholder Schedule 13D/A filed with the SEC on November 15, 2006. Also included in such reporting group are Harbinger Capital Partners Offshore Manager, L.L.C., HMC Investors, L.L.C., Harbert Management Corporation, Harbinger Capital Partners Special Situations GP, LLC, HMC-New York, Inc., Philip Falcone, Raymond J. Harbert, Michael D. Luce and APN Holding Company, Inc.

(2)	As reported in the shareholder’s Schedule 13G filed with the SEC on February 13, 2006. Christopher B. Madison, a director of Applica, and David J. Steinberg have voting and investment power over these shares in their capacities as managers of Mast Capital Management, LLC, which is the investment manager of Mast Credit Opportunities I Master Fund, Ltd.

(3)	As reported in the shareholder’s Schedule 13G/A filed with the SEC on February 6, 2006.

(4)	As reported in the shareholder’s Schedule 13G/A filed with the SEC on February 15, 2006.

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